SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ---------------------------------

                                   FORM 10-K

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

For the fiscal year ended: September 30, 1995                 Commission File
                                                              Number:  0-19795


                               PCI SERVICES, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                           51-0336586
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

1403 Foulk Road, Suite 102
Wilmington, Delaware                                             19803
(Address of principal executive offices)                      (Zip Code)

Registrant's telephone number, including area code:  (302) 479-0281

Securities registered pursuant to Section
12(b) of the Act:                                  None
Securities registered pursuant to Section
12(g) of the Act:                                  Common Stock,
                                                     par value $.001 per share


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes _X_   No ___


The aggregate market value of the registrant's voting stock held by nonaffiliates (based upon the closing price of $9.875) on December 1, 1995, was approximately $33,900,000. As of December 1, 1995, there were 6,126,250 shares of Common Stock, par value $.001 per share, outstanding.


Indicate by check mark if disclosure of delinquent filers pursuant to Item
405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_


                      Documents Incorporated by Reference


Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held in 1996 are incorporated by reference into Part III. The index to Exhibits begins on page 27.

                                     PART I

ITEM 1.  BUSINESS
General

     PCI Services, Inc. (the "Company") provides integrated packaging services to meet the diverse and changing packaging needs of its pharmaceutical customers in the United States and Europe.

     The packaging of a pharmaceutical product is an integral part of its efficacy, safety and consumer acceptance. While many pharmaceutical companies package certain products at their own facilities, many regularly utilize independent packagers for other products and special circumstances. Some manufacturers also use independent packagers to provide additional packaging capacity for peaks in demand, and some manufacturers do not package their products, using independent packagers for all of their packaging needs.

     The pharmaceutical industry is affected by global concerns relating to health care reform, the regulatory climate, environmental protection and general economic conditions. The Company is unable to determine the effect, if any, changes in the pharmaceutical industry may have on pharmaceutical packagers. The market for pharmaceutical packaging services has benefited from increased competition in the pharmaceutical industry, particularly for over-the-counter products, increased use of "unit-dose" packaging and changes in regulatory practices.


The Company's Packaging Services

     The Company provides a wide range of packaging services to its pharmaceutical customers. By offering a single source of integrated packaging services, the Company can assist a pharmaceutical manufacturer in enhancing quality and uniformity, reducing waste through increased production efficiency, and obtaining faster delivery by reducing multiple vendor involvement. The customer can select the full range of packaging services or may select only those which meet its needs for a particular product.

     The Company packages pharmaceutical products in the form of tablets, capsules, powders, ointments, lotions and liquids. The packaging services offered by the Company include blister packaging, bottle filling, strip packaging, pouching, capsule filling and cold-forming, as well as tamper-evident and child-resistant features. Blister packaging consists of a blister affixed to a rigid or semi-rigid backing material, through which an individual dose is expelled. Bottle filling uses high speed equipment which fills glass or plastic bottles with pharmaceutical products, and then adds cotton, safety seals, caps and labels in one production line. Strip packaging is often used for products that require extra protection from moisture, light and tampering and generally consists of higher density materials produced in a perforated strip of packages. Pouching, which is similar to strip packaging, is often used for larger volume packages filled with powders or liquids, but can also be used as a unit-dose package for tablets or capsules, and consists of a flexible packaging material (plastic, foil, paper or synthetic materials) which is formed, filled and sealed. Capsule filling consists of hard gelatin capsules which are filled with pharmaceutical products in the form of powders, granules, pellets or tablets. Cold-forming uses laminated foil, which is formed, filled and heat-sealed, and is generally used for products requiring extra protection from moisture. Tamper-evident and child-resistant features may take the form of blister, shrink-wrap, over-wrap or other packaging.

     Additional packaging services provided by the Company include the production of folding cartons, thermoformed components, and the printing of product inserts. Folding cartons are printed, die cut and glued boxes ready for machine or hand filling with blisters, bottles or other pharmaceutical packages. Thermoformed components consist of vacuum formed plastic trays and display components.

The Company provides production services from layout and design through full color printing, die cutting, folding and gluing. The Company's services include the design, printing and folding of inserts, containing important dosage and other information, for the customer to add to its pharmaceutical packages or for the Company to include as part of its other packaging services.


Marketing

     The Company markets its services primarily through the development of relationships with senior managers within the purchasing, manufacturing, quality assurance, marketing and package development departments of pharmaceutical companies. These relationships are fostered and maintained by the Company's senior management and sales force, as well as by representatives from the Company's manufacturing and quality assurance operations. The Company's existing customers, as well as potential new accounts, are contacted on a regular basis by the Company's senior management and sales force.

     In general, pharmaceutical packaging services are provided by the Company to its customers on an as-needed basis. The Company also has single source relationships, in which the pharmaceutical manufacturer relies principally on the Company to fulfill particular needs. A single source relationship can increase volume predictability and decrease production setup time and costs, resulting in increased operating efficiencies for the Company. In addition, single sourcing can help streamline the customer's purchasing operations, reduce its inventory, warehousing and personnel expenses and increase vendor reliability, quality assurance and responsiveness.


Customers

     For the fiscal years ended September 30, 1995, 1994 and 1993, divisions or affiliates of Johnson & Johnson accounted for an aggregate of 24%, 21% and 22%, respectively, of net revenue. The Company maintains separate relationships with each of these divisions or affiliates and believes that purchasing decisions are made on an independent basis.


Competition

     The Company believes that competition for pharmaceutical packaging services is based primarily on quality, the variety of packaging services available, customer service, responsiveness and price. The Company competes with several companies that provide many types of packaging services, and a large number of companies that provide one or a few types of packaging services. The Company currently competes with companies that are larger and have greater financial and other resources. The Company believes that while there are a large number of independent providers of one or more pharmaceutical packaging services, only a few, such as the Company, offer a broad range of services. In order to compete successfully, the Company believes an independent packager must have expertise in the packaging services required, satisfy the high quality standards of pharmaceutical companies and the U.S. Food and Drug Administration ("FDA"), and respond to the diverse and changing needs of the pharmaceutical industry, all at competitive prices.


Government Regulation and Quality Assurance

     The Company's domestic pharmaceutical packaging operations are required to be, and the Company believes that such operations are, conducted pursuant to the current Good Manufacturing Practices standards of the FDA. The Company is registered with the FDA as a pharmaceutical packager and its pharmaceutical packaging facilities undergo general FDA inspections every two years. In addition, certain of the Company's facilities are subject to limited inspections from time to time in connection with the Company being designated in new drug applications by pharmaceutical companies as a potential independent packager. The purpose of the inspections is to review the Company's capability to package the new drug in question. Only those companies designated in an approved new drug application may provide packaging services with respect to such new drug. While the Company does not conduct an independent analysis of the products provided by its customers for packaging, rigorous controls are maintained to account for product utilization. The Company is also subject to various rules and regulations administered by the Drug Enforcement Administration division of the United States Department of Health and Human Services and other federal, state and local agencies. In addition, the Company's facilities are inspected periodically by the Company's customers as part of their quality assurance process, with the frequency of inspections varying by customer and packaging service.

     The Company's operations in Germany are subject to state and local certification requirements, including compliance with the current Good Manufacturing Practices adopted by the European Community. The Company's facility in Germany is also subject to periodic regulatory and customer inspections.


Employees

     The Company has approximately 1,300 employees engaged in executive, sales, technical and administrative functions and production. Certain of the Company's employees at certain of the domestic facilities are represented by unions pursuant to contracts expiring in 2000. As is customary in Germany, certain terms and conditions of employment for the Company's employees in that country are regulated by national union contracts. The number of persons employed by the Company fluctuates depending upon the volume of business.


Company History

     The Company was incorporated on September 20, 1991 under the laws of the State of Delaware. Prior to its initial public offering in January 1992, the Company had been a wholly-owned subsidiary of MEDIQ Incorporated ("MEDIQ"). MEDIQ, a 47% owner of the Company, is currently exploring alternative ways to maximize MEDIQ's shareholder value. MEDIQ has announced its intention to pursue the realization of the value of its investment in the Company.


Financial Information About Foreign and Domestic Operations

     Financial information about foreign and domestic operations is discussed in Note J to the Consolidated Financial Statements included elsewhere herein.

ITEM 2.  PROPERTIES

        The Company operates the following principal facilities (which are leased unless otherwise indicated):


                                                                                Approximate
Location                                  Type of Facility                      Square Feet
--------                                  ----------------                      -----------

Philadelphia, Pennsylvania (1)            Executive Offices
                                            and Manufacturing                     293,000

Philadelphia, Pennsylvania (1)            Manufacturing                           165,000

Ivyland, Pennsylvania                     Manufacturing                            22,000

Pennsauken, New Jersey (1)                Manufacturing                           120,000

Moorestown, New Jersey                    Manufacturing                            20,000

Gurabo, Puerto Rico                       Manufacturing                            65,000

Manati, Puerto Rico                       Manufacturing                            51,000

Richmond, Virginia (1)                    Manufacturing                            62,000

Waiblingen, Germany (see below)           Manufacturing                            70,000

Schorndorf, Germany (1)(2)                Manufacturing                           105,000

---------------
(1)  Owned
(2)  Anticipated to be operational early 1996.


     The Company's facilities in New Jersey, Germany, Puerto Rico and Virginia also contain regional administrative and sales offices. The Company is constructing a new pharmaceutical packaging facility in Schorndorf, Germany to replace the Company's facility in Waiblingen, Germany, the lease on which expires in April 1996. The Company believes that its facilities are well maintained and in good operating condition, and that such facilities will be adequate for all of the Company's reasonably foreseeable requirements.


ITEM 3.  LEGAL PROCEEDINGS

     The Company may, from time to time, become involved in various legal proceedings incidental to its business, some of which may be covered by insurance. The Company knows of no litigation, either pending or threatened, which is likely to have a material adverse effect on the Company. The Company has never been subject to any product liability claims.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of security holders during the quarter ended September 30, 1995.

PART II



ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED
         SECURITY HOLDER MATTERS

Market Information

     The following table sets forth, for the periods indicated, the high and low prices for the common stock as reported by NASDAQ.

                                                          High        Low
                                                          ----        ---
        Fiscal year ended September 30, 1995:
           First Quarter                                $ 7.000    $ 5.500
           Second Quarter                                 7.875      6.250
           Third Quarter                                  9.500      6.750
           Fourth Quarter                                10.125      8.625

        Fiscal year ended September 30, 1994:
           First Quarter                                $11.750    $ 8.750
           Second Quarter                                12.750      9.750
           Third Quarter                                 10.750      8.750
           Fourth Quarter                                 9.500      6.250



Common Stock Holders

     The Company believes there are approximately 1,500 holders of common stock, including shares held in street name by brokers.


Dividends

     The Company did not declare any dividends on its common stock in the fiscal years ended September 30, 1995, 1994 and 1993. Pursuant to a lending arrangement, there are restrictions on the amount of dividends which may be paid, the most restrictive of which limits cash dividends to no more than 50% of net income during any year. Any future determination to pay cash dividends will be at the discretion of the Board of Directors, and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

ITEM 6.  SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below has been derived from the audited financial statements of the Company. This data is qualified in its entirety by reference to, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements included elsewhere herein.



                                                                    Year Ended September 30,
                                                  -----------------------------------------------------
                                                  1995         1994        1993(1)     1992         1991
                                                  ----         ----        -------     ----         ----
                                                           (in thousands, except per share data)

Statement of Operations Data:

Net revenue                                    $129,785       $ 121,177   $ 111,272   $ 75,430    $ 67,825
Cost of goods sold                              101,586          96,092      86,932     58,097      55,452
                                               --------       ---------   ---------   --------    --------

Gross profit                                     28,199          25,085      24,340     17,333      12,373
Selling, general and
  administrative expenses                        16,613          16,249      14,334      8,377       6,961
Interest expense                                  1,838           1,527       1,269        632       1,318
Other (income) expense                              103            (215)       (259)      (106)       (107)
Management fees - MEDIQ (2)                          --              --          --         --       3,400
                                               --------       ---------   ---------   --------    --------
Income before income tax expense                  9,645           7,524       8,996      8,430         801

Income tax expense                                4,073           2,168       2,841      3,114         754
                                               --------       ---------   ---------   --------    --------
Net income                                     $  5,572       $   5,356   $   6,155   $  5,316    $     47
                                               ========       =========   =========   ========    ========

Earnings per share                             $    .91       $     .79   $     .92   $   1.05    $    .02
                                               ========       =========   =========   ========    ========

Weighted average shares outstanding (3)(4)        6,138           6,787       6,726      5,079       2,875
                                               ========       =========   =========   ========    ========

                                                                       September 30,
                                                  -----------------------------------------------------
                                                  1995         1994        1993(1)     1992(4)      1991
                                                  ----         ----        -------     -------      ----
                                                                        (in thousands)
Balance Sheet Data:
Working capital                                $ 12,180       $  11,057    $  12,817   $ 13,096    $  8,224
Total assets                                    108,967          83,427       80,122     49,690      40,694
Long-term debt, less current maturities          27,208          14,760       11,577      6,304       9,104
Due to MEDIQ (4)                                     --              --           --         --       9,199
Notes payable to MEDIQ (4)                           --              --           --         --      12,300
Stockholders' equity (3)(4)                      53,536          47,344       48,354     33,513       1,917






      See Notes to Selected Consolidated Financial Data on following page.

Notes to Selected Consolidated Financial Data


(1) In December 1992, the Company issued 660,000 shares of common stock to acquire Allpack Industrielle Lohnverpackung GmbH ("Allpack").

(2) Management fees - MEDIQ represented primarily an allocation of MEDIQ's overhead and its costs to provide senior management, financial, legal, accounting and risk management services to the Company. In connection with the Company's initial public offering, certain relationships with MEDIQ were restructured. Effective October 1, 1991, the Company entered into a services agreement pursuant to which the Company obtains certain legal, accounting, tax and risk management services from MEDIQ. Costs for such services were $100,000 for each of the fiscal years 1995, 1994, 1993 and 1992, and are included in selling, general and administrative expenses. The Company believes that the terms of the services agreement and MEDIQ's charges for such services are on terms no less favorable than those that could be obtained from unaffiliated third parties for comparable services.

(3) In August 1994, the Company repurchased the 660,000 shares of common stock which had been issued in connection with the acquisition of Allpack.

(4) In February 1992, the Company completed its initial public offering consisting of 3,306,250 shares of common stock at a price of $10 per share. The Company utilized a portion of the proceeds to repay amounts outstanding to MEDIQ, to purchase equipment under capital lease arrangements and to retire certain term loan obligations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto, contained elsewhere herein.


Results of Operations

     The Company's pharmaceutical packaging services are generally provided on an as-needed basis. As a result, revenue per customer and profit margins per order can vary significantly from year to year and quarter to quarter. Results for any particular quarter are not necessarily indicative of results for any subsequent quarter or related fiscal year.

     Effective October 1, 1994, the Company sold its 70% interest in KR-Verpackung GmbH ("KR") of Muggensturm, Germany and its manufacturing facility, to the management of KR for $5,201,000, including the assumption of debt of $4,379,000. The sale of KR and the manufacturing facility resulted in a pretax loss of $23,000. Revenues from KR were $6,700,000 and $5,852,000, for 1994 and 1993, respectively, and net income was $152,000 and $203,000, respectively.

     The following table sets forth for the periods indicated the percentage relationship that items in the Consolidated Statements of Operations bear to net revenue.

                                                     Year Ended September 30,
                                                    --------------------------
                                                    1995      1994      1993
                                                    ----      ----      ----
Net revenue                                        100.0%    100.0%    100.0%
Cost of goods sold                                  78.3      79.3      78.1
                                                   -----     -----     -----
Gross profit                                        21.7      20.7      21.9
Selling, general and administrative expenses        12.8      13.4      12.9
Interest and other (income) expense                  1.5       1.1        .9
                                                   -----     -----     -----
Income before income tax expense                     7.4       6.2       8.1
Income tax expense                                   3.1       1.8       2.6
                                                   -----     -----     -----
Net income                                           4.3%      4.4%      5.5%
                                                   =====     =====     =====

Fiscal Year 1995 Compared to Fiscal Year 1994

     Net revenue was $129,785,000, an increase of $8,608,000, or 7.1%, over prior year net revenue of $121,177,000, which included revenues from KR of $6,700,000. This increase was primarily attributable to the introduction by customers of several new pharmaceutical products, as well as revenues from the Company's new pharmaceutical insert/outsert manufacturing facility in New Jersey, which commenced production in April 1994, and increased demand for packaging services from the Company's facilities in Puerto Rico.

     Gross profit was 21.7% of net revenue, as compared to 20.7% in 1994. This increase was attributable to changes in product mix and improved results from the Company's foreign operations, which had been adversely affected in the prior year as a result of a decision by a major European customer to discontinue a packaging contract with the Company in order to perform the packaging in its own facilities. The Company has mitigated this loss by obtaining additional foreign business, including the return of a portion of the discontinued contract. Gross profit for 1995 was also affected by decreased contributions from the Company's facilities in Puerto Rico as a result of competitive pressures.

     Selling, general and administrative expenses were $16,613,000, as compared to $16,249,000 in 1994. As a percentage of net revenue, selling, general and administrative expenses decreased to 12.8%, as compared to 13.4% in the prior year as a result of the allocation of these costs over higher net revenues.

     Interest expense was $1,838,000, as compared to $1,527,000 in 1994. This increase was primarily attributable to debt incurred in the fourth quarter of 1994 in connection with the purchase of shares of the Company's common stock, partially offset by the elimination of interest expense related to the mortgage on KR's manufacturing facility. Capitalized interest expense related to new facilities in Philadelphia, Pennsylvania and Schorndorf, Germany was $318,000 in 1995.

     The Company's effective income tax rate increased to 42.2%, as compared to 28.8% in 1994 principally as a result of lower earnings from operations in Puerto Rico combined with growth of the Company's other operations. The Revenue Reconciliation Act of 1993 limits Section 936 tax credits applicable to operations in Puerto Rico. These limitations did not adversely impact, nor are they anticipated to adversely impact, the Company's effective income tax rate.

Fiscal Year 1994 Compared to Fiscal Year 1993

     Net revenue was $121,177,000, an increase of $9,905,000, or 8.9%, as compared to 1993. The increase was primarily attributable to increased volume to existing customers and an expanded customer base. Strong demand for contract packaging, carton manufacturing and insert manufacturing services continued to generate new business.

     Gross profit increased to $25,085,000, representing a gross margin on net revenue of 20.7%, as compared to 21.9% in 1993. The gross margin decrease was caused by domestic product mix and a lower profit contribution from the Company's foreign operations. Foreign gross profit margins were adversely affected in 1994 as a result of a decision by a major European customer to discontinue a packaging contract with the Company in order to perform the packaging in its own facilities. Customer decisions to move packaging into the customers' facilities are a normal occurrence in the pharmaceutical packaging industry. While the Company mitigated this loss by obtaining additional foreign business, including the return of a portion of the discontinued contract, these operations did not return to profitability until the fourth quarter of 1994. Gross margins were also adversely affected by costs associated with the Company's new pharmaceutical insert manufacturing plant in New Jersey, which commenced production in April 1994.

     Selling, general and administrative expenses were $16,249,000, an increase of $1,915,000, or 13.4%, as compared to 1993 expenses of $14,334,000. As a percentage of net revenue, selling, general and administrative expenses increased to 13.4% from 12.9% in 1993, primarily attributable to costs associated with increased sales and marketing expenses.


     Interest expense increased to $1,527,000, as compared to $1,269,000 in 1993. This increase resulted primarily from debt assumed in connection with the acquisition of the Company's Virginia facility in January 1993 and debt incurred in connection with the purchase of an operating facility in April 1993 which had previously been leased.

     The Company's effective income tax rate decreased to 28.8% in 1994 as compared to 31.6% in 1993 as a result of higher earnings from operations in Puerto Rico.

Liquidity and Capital Resources

     At September 30, 1995, the Company had working capital of $12,180,000 including cash and cash equivalents of $3,619,000. Net cash provided by operations was $11,400,000 for 1995, which was comparable to 1994. Net cash provided by operations for 1995 was adversely affected by increased accounts receivable attributable to increased revenues and the elimination of a discount policy. In addition, inventories increased in the fourth quarter of 1995 in anticipation of increased business in the first quarter of fiscal 1996.

     Investing activities for 1995 consisted principally of capital expenditures of $23,777,000, of which approximately $8,100,000 was attributable to building improvements for the Company's new pharmaceutical packaging facility in Philadelphia, Pennsylvania and $8,500,000 was attributable to the purchase of land and construction costs for a new pharmaceutical packaging facility in Schorndorf, Germany, with the remainder attributable to equipment purchases. The Schorndorf facility, which is scheduled to open in January 1996, will replace the Company's facility in Waiblingen, Germany, which is leased through April 1996. The Company anticipates capital expenditures in 1996 of approximately $8,000,000 for equipment and $7,000,000 for the Schorndorf facility. Investing activities also included proceeds from the sale of assets, including KR, of $1,141,000 and the payment of $533,000 representing the final installment of the contingent consideration related to the 1992 acquisition of a business in Puerto Rico.

     Financing activities for 1995 included debt repayments of $3,754,000 and borrowings of $16,317,000, of which approximately $8,600,000 related to the new packaging facility in Philadelphia and $5,500,000 related to the new facility in Schorndorf. In addition, the Company purchased an aggregate of 55,000 shares of its common stock for $382,000 pursuant to a stock buy-back program, initiated by the Company's Board of Directors in fiscal 1994. The program allows for the purchase of 245,000 additional shares of common stock from time to time in the open market or through private transactions.

     During 1995, the Company entered into agreements with a bank and state and municipal authorities to finance building improvements and equipment for the new facility in Philadelphia. The bank financing includes a mortgage of $3,800,000 payable in monthly installments over 15 years with interest at the prime rate plus .25% and state and municipal financing of approximately $5,000,000, including $4,000,000 payable over 15 years with interest at 2%, $500,000 payable over 15 years with interest at 5.25% and $500,000 payable over 7 years with interest at 2%.

     In addition, the Company entered into a $13,000,000 mortgage with a bank in Germany to finance the construction of the new packaging facility in Schorndorf, Germany. The financing bears interest at the rate of 7.73% for the first five years, and, thereafter, at a rate to be negotiated. Interest only is payable for the first two years, and then principal and interest is payable monthly until maturity in 2014. At September 30, 1995, $5,478,000 was outstanding under this facility.

     At September 30, 1995, the Company had approximately $2,000,000 available under its lines of credit.


     Management believes that working capital, anticipated funds to be generated from future operations and available credit facilities will be sufficient to meet anticipated operating and capital needs. Depending upon the future growth of the business, additional financing may be required.


Subsequent Event

     Effective December 1, 1995, the Company exercised its option to repurchase shares of preferred stock of Tri-Line, a subsidiary of the Company, issued in connection with the acquisition in 1992. The purchase price was $900,000, representing the book value of such shares (which were included in other liabilities in the Company's Consolidated Balance Sheets), and was funded out of working capital.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA



Independent Auditors' Report                                                 13

Consolidated Statements of Operations -
  Three Years Ended September 30, 1995                                       14

Consolidated Balance Sheets - September 30, 1995 and 1994                    15

Consolidated Statements of Stockholders' Equity -
  Three Years Ended September 30, 1995                                       16

Consolidated Statements of Cash Flows -
  Three Years Ended September 30, 1995                                       17

Notes to Consolidated Financial Statements                                   18

Independent Auditors' Report


Board of Directors and Stockholders
PCI Services, Inc.
Philadelphia, Pennsylvania


     We have audited the accompanying consolidated balance sheets of PCI Services, Inc. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. Our audits also include the financial statement schedule listed in the index at Item
14. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PCI Services, Inc. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP


Philadelphia, Pennsylvania
November 17, 1995

                      PCI SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Year Ended September 30,
                                                      ----------------------------------------------
                                                            1995            1994             1993
                                                      -------------   -------------   --------------

Net revenue                                            $129,785,000   $ 121,177,000    $ 111,272,000

Cost of goods sold                                      101,586,000      96,092,000       86,932,000
                                                      -------------   -------------   --------------

Gross profit                                             28,199,000      25,085,000       24,340,000

Selling, general and administrative expenses             16,613,000      16,249,000       14,334,000
Interest expense                                          1,838,000       1,527,000        1,269,000
Other (income) expense                                      103,000        (215,000)        (259,000)
                                                      -------------   -------------   --------------

Income before income tax expense                          9,645,000       7,524,000        8,996,000

Income tax expense                                        4,073,000       2,168,000        2,841,000
                                                      -------------   -------------   --------------

Net income                                             $  5,572,000   $   5,356,000    $   6,155,000
                                                      =============   =============   ==============
Earnings per share                                     $        .91   $         .79    $         .92
                                                      =============   =============   ==============

Weighted average shares outstanding                       6,138,000       6,787,000        6,726,000
                                                      =============   =============   ==============


                See notes to consolidated financial statements.

                      PCI SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                           September 30,
                                                                   -----------------------------
ASSETS                                                                  1995            1994
------                                                             -------------    ------------
Current assets:
        Cash and cash equivalents                                  $   3,619,000    $  3,089,000
        Accounts receivable, less allowance for
          doubtful accounts of $211,000 - 1995;
          $103,000 - 1994                                             17,940,000      13,858,000
        Inventories                                                   11,588,000       8,444,000
        Deferred income taxes                                          1,241,000         621,000
        Net assets held for sale                                            --           683,000
        Other current assets                                           1,826,000       1,606,000
                                                                   -------------    ------------
                        Total current assets                          36,214,000      28,301,000

Property, plant and equipment, net                                    61,901,000      44,145,000
Goodwill, net of accumulated amortization of
  $2,235,000 - 1995; $1,930,000 - 1994                                10,182,000       9,857,000
Other assets                                                             670,000       1,124,000
                                                                   -------------    ------------
                                                                   $ 108,967,000    $ 83,427,000
                                                                   =============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
        Notes payable to financial institutions                    $   2,005,000    $  1,553,000
        Accounts payable                                               9,746,000       6,241,000
        Accrued payroll and related taxes                              1,747,000       1,301,000
        Accrued insurance                                              1,649,000       1,332,000
        Accrued expenses - other                                       3,595,000       2,741,000
        Federal, state and foreign taxes payable                       1,650,000         668,000
        Long-term debt - current maturities                            3,642,000       3,408,000
                                                                   -------------    ------------
                        Total current liabilities                     24,034,000      17,244,000

Long-term debt, less current maturities                               27,208,000      14,760,000
Deferred income taxes                                                  2,758,000       2,254,000
Other                                                                  1,431,000       1,825,000

Stockholders' equity:
        Preferred stock - $.001 par value:
                Authorized - 10,000,000 shares
                Issued and outstanding - none                               --              --
        Common stock - $.001 par value:
                Authorized - 25,000,000 shares
                Issued:  6,841,250 - 1995 and 1994
                Outstanding:  6,126,250 - 1995; 6,181,250 - 1994           7,000           7,000
        Additional paid-in capital                                    35,461,000      35,461,000
        Retained earnings                                             22,399,000      16,827,000
        Foreign currency translation adjustment                        1,331,000         329,000
        Treasury stock, at cost:  715,000 - 1995;
                660,000 - 1994                                        (5,662,000)     (5,280,000)
                                                                   -------------    ------------
                                                                      53,536,000      47,344,000
                                                                   -------------    ------------
                                                                   $ 108,967,000    $ 83,427,000
                                                                   =============    ============

                See notes to consolidated financial statements.

                      PCI SERVICES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                       Foreign
                                                Common Stock         Additional                       Currency
                                                ------------         ----------                       --------
                                             Shares                   Paid-In          Retained      Translation        Treasury
                                             Issued       Amount      Capital          Earnings       Adjustment          Stock
                                             ------       ------      -------          --------       ----------          -----
Balance at October 1, 1992                  6,181,250     $6,000     $ 28,191,000      $ 5,316,000     $      --        $      --

Issuance of common stock -
 Acquisition of Allpack                       660,000      1,000        8,801,000             --              --               --

Contribution of capital                          --         --             71,000             --              --               --

Foreign currency
 translation adjustment                          --         --               --               --          (187,000)            --

Net income                                       --         --               --          6,155,000            --               --
                                           ----------    -------     ------------      ------------      -----------    -----------
Balance at September 30, 1993               6,841,250      7,000       37,063,000       11,471,000        (187,000)            --

Acquisition of treasury stock                    --         --         (1,602,000)            --              --         (5,280,000)

Foreign currency
 translation adjustment                          --         --               --               --           516,000             --

Net income                                       --         --               --          5,356,000            --               --

                                           ----------    -------     ------------      ------------      -----------    -----------
Balance at September 30, 1994               6,841,250      7,000       35,461,000       16,827,000         329,000       (5,280,000)

Acquisition of treasury stock                    --         --               --               --              --           (382,000)

Foreign currency
 translation adjustment                          --         --               --               --         1,002,000             --

Net income                                       --         --               --          5,572,000            --               --
                                           ----------    -------     ------------      ------------     ------------    -----------

Balance at September 30, 1995               6,841,250     $7,000     $ 35,461,000      $22,399,000     $ 1,331,000      $(5,662,000)
                                           ==========    =======     ============      ============     =============   ===========

                See notes to consolidated financial statements.

                      PCI SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Year Ended September 30,
                                                                                          1995            1994            1993
                                                                                          ----            ----            ----

Cash flows from operating activities:
        Net income                                                                  $  5,572,000      $  5,356,000      $ 6,155,000
        Adjustments to reconcile net income to net
                cash provided by operating activities:
                Depreciation and amortization                                          6,926,000         5,390,000        4,812,000
                Deferred taxes                                                          (144,000)         (481,000)         638,000
                Other                                                                    168,000           246,000          139,000
                Increase (decrease), net of effect of acquisitions:
                  Accounts receivable                                                 (4,080,000)         (288,000)        (738,000)
                  Inventories                                                         (2,976,000)         (968,000)         254,000
                  Other current assets                                                   (74,000)         (336,000)        (498,000)
                  Accounts payable                                                     3,380,000         1,972,000         (649,000)
                  Accrued payroll and related taxes                                      384,000            17,000         (355,000)
                  Accrued expenses - other                                             1,152,000           343,000          430,000
                  Federal, state and foreign taxes payable                             1,092,000           107,000         (301,000)
                                                                                     ------------      ------------      -----------
Net cash provided by operating activities                                             11,400,000        11,358,000        9,887,000

Cash flows from investing activities:
        Proceeds from sale of assets                                                   1,141,000           356,000             --
        Acquisition and construction of property, plant and equipment                (23,777,000)      (11,952,000)      (5,740,000)
        Acquisitions and contingent consideration                                       (533,000)         (533,000)      (1,227,000)
        Other                                                                            296,000          (763,000)         433,000
                                                                                     ------------      ------------      -----------
Net cash used in investing activities                                                (22,873,000)      (12,892,000)      (6,534,000)

Cash flows from financing activities:
        Borrowings                                                                    16,317,000        14,543,000        2,579,000
        Debt repayments                                                               (3,754,000)       (8,404,000)      (4,521,000)
        Acquisition of treasury stock                                                   (382,000)       (6,882,000)            --
        Other                                                                           (186,000)         (162,000)        (380,000)
                                                                                     ------------      ------------      -----------
Net cash provided by (used in) financing activities                                   11,995,000          (905,000)      (2,322,000)

Effect of exchange rate changes on cash                                                    8,000           (98,000)         (35,000)
                                                                                     ------------      ------------      -----------
Net increase (decrease) in cash and cash equivalents                                     530,000        (2,537,000)         996,000

Cash and cash equivalents:
        Beginning of period                                                            3,089,000         5,626,000        4,630,000
                                                                                     ------------      ------------      -----------
        End of period                                                               $  3,619,000      $  3,089,000      $ 5,626,000
                                                                                     ===========       ===========       ==========


Supplemental disclosures of cash flow information:
        Interest paid                                                               $  1,891,000      $  1,391,000      $ 1,239,000
                                                                                     ===========       ===========       ==========
        Income taxes paid                                                           $  3,302,000      $  2,385,000      $ 2,527,000
                                                                                     ===========       ===========       ==========
Supplemental disclosures of non-cash investing and financing activities:
        Plant and equipment financed with long-term debt                            $       --        $  1,035,000      $ 4,443,000
                                                                                     ===========       ===========       ==========
        Issuance of stock - acquisition of Allpack                                  $       --        $       --        $ 8,802,000
                                                                                     ===========       ===========       ==========

                See notes to consolidated financial statements.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of PCI Services, Inc. and its subsidiaries (the "Company"). In consolidation, all significant intercompany transactions and balances have been eliminated.

Cash Equivalents - Cash equivalents include all unrestricted, liquid investments purchased with maturities of three months or less.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Capital leases are recorded at the lower of fair market value or the present value of future lease payments. The Company provides for depreciation and amortization on a straight-line basis as follows:

        Buildings                                               25 to 30 years
        Building improvements                                   15 to 30 years
        Machinery, equipment, furniture and fixtures             5 to 10 years

Goodwill - The purchase price in excess of net assets acquired is amortized on a straight-line basis over forty years.

Carrying Value of Long-Term Assets - The Company evaluates the carrying value of long-term assets, including goodwill, based upon current and anticipated net income and/or undiscounted cash flows and recognizes an impairment when it is probable that such estimated future net income and/or cash flows will be less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value.

Foreign Currency Translation - In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the consolidated financial statements of the Company's German subsidiary, Allpack Industrielle Lohnverpackung GmbH ("Allpack"), are translated from deutschemarks to U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities, and the weighted average exchange rate during the period for results of operations and cash flows. The related translation adjustment is included as a separate component of stockholders' equity.

Revenue Recognition - The Company recognizes revenue on specific orders when they are shipped. In certain situations, based on individual agreements with customers, revenue is recognized when the packaging services are completed, and delivery is deferred at the customer's request.

Income Taxes - Effective October 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes", which supersedes SFAS No. 96. The Company adopted SFAS No. 96 in fiscal 1990. The effect of the adoption of SFAS No. 109 was not significant for the year ended September 30, 1994.

Earnings Per Share - Earnings per share computations are based upon the weighted average number of common shares outstanding. Outstanding stock options have been excluded from the calculation of weighted average shares outstanding, since the dilutive effect is less than 3%.

Reclassifications - Certain items in the prior years' financial statements have been reclassified to conform with the 1995 presentation.


Note B - Sale of KR - Verpackung GmbH

Effective October 1, 1994, the Company sold its 70% interest in
KR-Verpackung GmbH ("KR") of Muggensturm, Germany and its manufacturing facility, to the management of KR for $5,201,000, including the assumption of debt of $4,379,000. The net assets of KR and the manufacturing facility were classified as "Assets Held For Sale" in the accompanying balance sheet as of September 30, 1994. The sale of KR and the manufacturing facility resulted in a pretax loss of $23,000. Revenues from KR were $6,700,000 and $5,852,000, for 1994 and 1993, respectively, and net income was $152,000 and $203,000, respectively.

Note C - Inventories
                                                         September 30,
                                                     1995                1994
                                                     ----                ----

Raw materials                                   $ 6,894,000           $5,077,000
Work in process                                   1,000,000            1,760,000
Finished goods                                    3,694,000            1,607,000
                                                -----------           ----------
                                                $11,588,000           $8,444,000
                                                ===========           ==========


Note D - Property, Plant and Equipment
                                                         September 30,
                                                     1995                1994
                                                     ----                ----

Land                                              $ 4,161,000       $ 1,388,000
Building and improvements                          26,819,000        12,289,000
Machinery, equipment, furniture and fixtures       58,750,000        49,684,000
Equipment under capital lease                       1,341,000         3,667,000
                                                 ------------      ------------
                                                   91,071,000        67,028,000

Less:  accumulated depreciation and amortization   29,170,000        22,883,000
                                                 ------------      ------------
                                                 $ 61,901,000      $ 44,145,000
                                                 ============      ============



Depreciation and amortization expense related to property, plant and equipment for fiscal years 1995, 1994 and 1993 was $6,538,000, $5,037,000 and
$4,472,000, respectively.

Note E - Notes Payable to Financial Institutions

At September 30, 1995, the Company had $1,010,000 available under unsecured lines of credit with a financial institution with $2,005,000 outstanding bearing interest at rates ranging from 3.56% to 5.35%. The average amount outstanding in fiscal year 1995 was $1,624,000 and the weighted average interest rate computed on the monthly outstanding balance was 4.7%.

Note F - Long-Term Debt

                                                                 September 30,
                                                              1995          1994
                                                              ----          ----
Revolving credit facility, maturing
  March 31, 1997, with interest at the
  prime rate (8.75% at September 30, 1995)                $ 3,000,000   $ 2,802,000
Term loans with variable interest rates of prime
  to prime plus 0.25% and fixed rates of
  2% to 10% maturing through 2002                          14,435,000    12,070,000
Mortgages with interest rates ranging from a fixed rate
  of 2% to prime plus 0.25% maturing through 2011          13,326,000     2,352,000
Capital lease obligations with interest rates ranging
  from 8.5% to 13% maturing through 1997                       89,000       944,000
                                                          -----------   -----------
                                                           30,850,000    18,168,000
Less: current maturities                                    3,642,000     3,408,000
                                                          -----------   -----------
                                                          $27,208,000   $14,760,000
                                                          ===========   ===========

Maturities of long-term debt are as follows:

Year Ending September 30,
1996                                                      $ 3,642,000
1997                                                        7,174,000
1998                                                        4,877,000
1999                                                        3,260,000
2000                                                        1,455,000
Thereafter                                                 10,442,000
                                                          -----------
                                                          $30,850,000
                                                          ===========

     In 1995, the Company entered into agreements with a bank and state and municipal authorities to finance building improvements and equipment for the new packaging facility in Philadelphia, Pennsylvania. The bank financing included a mortgage of $3,800,000 payable over 15 years with interest at the prime rate plus .25% and state and municipal financing of approximately $5,000,000 of term loans and a mortgage, with $4,000,000 payable over 15 years with interest at 2%, $500,000 payable over 15 years with interest at 5.25% and $500,000 payable over 7 years with interest at 2%.

     In February 1995, the Company entered into a $13,000,000 mortgage with a bank in Germany to finance the construction of the new packaging facility in Schorndorf, Germany. The financing bears interest at the rate of 7.73% for the first five years, and at a rate to be negotiated for the remainder of the term. Interest only is payable for the first two years, and then principal and interest is payable monthly until maturity in 2014. At September 30, 1995, $5,478,000 was outstanding under this facility.

In August 1994, the Company entered into an agreement with a commercial lender for a revolving credit facility and two term notes of $7,500,000 and $983,000. The revolving credit facility has been extended to March 31, 1997 and bears interest, at the Company's option, at the prime rate or LIBOR plus 2%. Draws under this facility for equipment purchases aggregating $1,000,000 or more are converted to term notes, payable over a maximum of 60 months. At September 30, 1995, $3,000,000 was outstanding under this facility, with $1,000,000 available for additional borrowing. The $7,500,000 term note is payable monthly through August 1999 with interest at the prime rate plus .25%. The $983,000 term note is payable monthly through May 1999 plus interest at the prime rate.

The revolving credit facility and certain term loans and mortgages require the maintenance of specific balance sheet and operating ratios and impose other financial and dividend limitations. The most restrictive of these provisions limits cash dividends to no more than 50% of net income in any one year. At September 30, 1995, the Company either complied with or obtained the necessary waivers from its lenders regarding these ratios and limitations.

The net carrying value of assets pledged as collateral under long-term debt agreements was approximately $79,000,000 as of September 30, 1995.

Note G - Commitments and Contingencies

Leases - The Company leases certain manufacturing and warehouse facilities and equipment. Rental expense for operating leases was $1,497,000, $1,452,000 and $1,286,000 for fiscal years 1995, 1994 and 1993, respectively. At September 30, 1995 equipment under capitalized lease obligations was $1,341,000, less accumulated amortization of $787,000. Future minimum payments under capital leases and noncancelable operating leases are as follows:

                                                  Capital        Operating
                                                  Leases          Leases
                                                ---------       -----------
Year Ending September 30,
     1996                                       $  86,000       $  830,000
     1997                                           5,000          372,000
     1998                                              --          161,000
     1999                                              --           58,000
     2000 and thereafter                               --           33,000
                                                ---------       ----------
Total minimum lease payments                       91,000       $1,454,000
                                                                ==========
Amount representing interest                        2,000
                                               ----------
Present value of minimum lease payments        $  89,000
                                               ==========


     Letters of Credit - As of September 30, 1995, the Company had outstanding letters of credit of $2,657,000, which secure the Company's obligations under insurance programs.

Note H - Income Taxes

Income tax expense consisted of the following:

                                                                  Year Ended September 30,
                                                           ------------------------------------
                                                           1995            1994            1993
                                                           ----            ----            ----
        Current:
          Federal                                       $3,193,000      $1,793,000      $1,799,000
          State                                            925,000         629,000         404,000
          Foreign                                           99,000         227,000              --
                                                        ----------      ----------      ----------
                                                         4,217,000       2,649,000       2,203,000
                                                        ----------      ----------      ----------
        Deferred:
          Federal                                         (283,000)         10,000         (86,000)
          State                                            187,000        (230,000)         12,000
          Foreign                                          (48,000)       (261,000)        712,000
                                                        ----------      ----------      ----------
                                                          (144,000)       (481,000)        638,000
                                                        ----------      ----------      ----------
        Total income tax expense                        $4,073,000      $2,168,000      $2,841,000
                                                        ==========      ==========      ==========


The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows:

                                                                  Year Ended September 30,
                                                           ------------------------------------
                                                           1995            1994            1993
                                                           ----            ----            ----
        Statutory expense                               $3,279,000      $2,558,000      $3,059,000
        Goodwill amortization                              110,000          91,000          86,000
        State tax, net of federal benefit                  833,000         311,000         268,000
        Puerto Rico operations                            (280,000)       (813,000)       (657,000)
        Other                                              131,000          21,000          85,000
                                                        ----------      ----------      ----------
        Total income tax expense                        $4,073,000      $2,168,000      $2,841,000
                                                        ==========      ==========      ==========

Significant components of deferred tax assets and liabilities were as follows:

                                                          September 30,
                                                      --------------------
                                                      1995            1994
                                                      ----            ----
Liabilities
Depreciation expense                             $ 3,293,000        $ 3,079,000
Deferred acquisition costs                           194,000            179,000
Amortization of goodwill                             375,000            161,000
Other                                                446,000            231,000
                                                 -----------        -----------
                                                   4,308,000          3,650,000
Assets
Foreign net operating losses                         627,000            770,000
State net operating losses                           277,000            317,000
Inventory capitalization                             266,000            178,000
Insurance accruals                                   861,000            534,000
Other                                              1,037,000            295,000
                                                 -----------        -----------
                                                   3,068,000          2,094,000
Valuation allowance                                 (277,000)           (77,000)
                                                 -----------        -----------
                                                   2,791,000          2,017,000
                                                 -----------        -----------

Net deferred tax liability                       $ 1,517,000        $ 1,633,000
                                                 ===========        ===========


Under the provisions of SFAS No. 96, the deferred tax provision for fiscal year 1993 of $638,000 resulted principally from depreciation of $432,000 and the net tax effect of the German net operating loss of $597,000, partially offset by insurance accruals of $271,000.

At September 30, 1995, the Company had state net operating loss carryforwards of approximately $5,200,000, expiring through 2009, and German net operating loss carryforwards of $1,600,000, which can be carried forward indefinitely.

At September 30, 1995 and 1994, the balance of undistributed earnings of foreign subsidiaries was $587,000 and $747,000, respectively. It is presumed that ultimately these earnings will be distributed to the Company. The tax effect of this presumption was evaluated by assuming that these earning were remitted to the Company in the period in which they were earned and that the Company received the benefit of all available tax planning alternatives and available tax credits and deductions.

Note I - Selected Quarterly Financial Data (Unaudited)


Selected quarterly financial data for fiscal years 1995 and 1994 is as follows:

                                   First          Second           Third          Fourth
1995                              Quarter         Quarter         Quarter         Quarter
----                              -------         -------         -------         -------
Net revenue                     $28,610,000     $31,912,000     $34,703,000     $34,560,000
Gross profit                      6,024,000       6,064,000       8,342,000       7,769,000
Net income                        1,041,000       1,121,000       1,698,000       1,712,000
Earnings per share                      .17             .18             .28             .28

Weighted average shares
  outstanding                     6,173,000       6,127,000       6,126,000       6,126,000

1994
----

Net revenue                     $27,917,000     $30,413,000     $31,427,000     $31,420,000
Gross profit                      5,614,000       5,993,000       6,364,000       7,114,000
Net income                        1,305,000       1,471,000       1,146,000       1,434,000
Earnings per share                      .19             .22             .17             .22

Weighted average shares
  outstanding                     6,841,000       6,841,000       6,841,000       6,626,000


Note J - Geographic Segment Data

The Company operates in the United States (including Puerto Rico) and
Europe. The following table presents operating results for fiscal years 1995 and 1994 and identifiable assets of the Company as of September 30, 1995 and 1994, by geographic area.

                                                                 Year Ended September 30,
                                                                 ------------------------
                                                                    1995            1994
                                                                    ----            ----
                Revenues:
                      United States                             $107,094,000    $ 96,449,000
                      Europe                                      23,177,000      24,728,000
                      Intersegment eliminations                     (486,000)             --
                                                                ------------    ------------
                                                                $129,785,000    $121,177,000
                                                                ============    ============
                Pre-tax income (loss):
                      United States                             $  9,175,000    $  7,630,000
                      Europe                                         470,000        (106,000)
                                                                ------------    ------------
                                                                $  9,645,000    $  7,524,000
                                                                ============    ============

                                                                        September 30,
                                                                    --------------------
                                                                    1995            1994
                                                                    ----            ----
                Identifiable assets:
                      United States                             $ 90,848,000    $ 72,987,000
                      Europe                                      27,108,000      18,696,000
                      Intersegment eliminations                   (8,989,000)     (8,256,000)
                                                                ------------    ------------
                                                                $108,967,000    $ 83,427,000
                                                                ============    ============

Note K - Related Party Transactions

MEDIQ - The Board of Directors of MEDIQ Incorporated ("MEDIQ"), a 47% owner of the Company, is currently exploring alternative ways to maximize MEDIQ's shareholder value. MEDIQ has announced its intention to pursue the realization of the value of its investment in the Company.

PCI/Virginia - Effective October 1, 1991, the Company transferred by dividend to MEDIQ all of the capital stock of PCI/Virginia, resulting in a reduction of stockholders' equity of $1,996,000. In January 1993, the Company exercised its purchase option and acquired PCI/Virginia from MEDIQ for aggregate consideration equal to MEDIQ's net book value of approximately $2,300,000. In addition, MEDIQ assigned to the Company a purchase option to acquire the real estate leased by PCI/Virginia, in consideration for which the Company reimbursed MEDIQ for a $1,010,000 deposit previously made on the purchase. For the periods in which PCI/Virginia was owned by MEDIQ, the Company provided senior management services to PCI/Virginia and recognized management fee income of $97,000 for 1993.

Pennsauken Facility - Effective February 25, 1994, the asset and related mortgage obligation related to the Pennsauken, New Jersey facility were transferred from MEDIQ to the Company. Prior to such date, in anticipation of this transfer, the asset, the related mortgage obligation and all costs related to the ownership and operation of the facility, were reflected in the Company's financial statements.

Insurance - The Company obtains certain insurance coverages through insurance programs administered by MEDIQ, including worker's compensation coverage through June 1, 1992. Insurance expense related to such insurance programs was $322,000, $681,000 and $471,000 for fiscal years 1995, 1994 and
1993, respectively.

Services Agreement - The Company obtains certain legal, accounting, tax and risk management services from MEDIQ. Costs for such services were $100,000 for each of the fiscal years 1995, 1994 and 1993, and are included in selling, general and administrative expenses. The Company believes that the terms of the services agreement and MEDIQ's charges for such services are on terms no less favorable than those that could be obtained from unaffiliated third parties for comparable services.

Inventory Purchases - The Company purchases certain packaging materials from a company owned by one of its directors, totalling $1,782,000, $1,486,000 and $1,073,000 for fiscal years 1995, 1994 and 1993, respectively. Amounts due to this company were $238,000 and $168,000 as of September 30, 1995 and 1994, respectively.

Pledge of Stock - A portion of the shares of the Company's stock owned by MEDIQ secures certain MEDIQ indebtedness.


Note L - Major Customers

Divisions or affiliates of Johnson & Johnson accounted for an aggregate of 24%, 21% and 22%, of net revenue for fiscal years 1995, 1994 and 1993, respectively.

Note M - Stock Option Plan

In September 1991, the Company's Board of Directors adopted a stock option plan under which 600,000 shares have been reserved for stock options. These options may be granted to directors, officers and key employees of the Company and its subsidiaries. No option may be granted under the plan for a term in excess of ten years from the date of grant. As of September 30, 1995, 408,000 stock options were exercisable under the plan. The stock option prices listed below represent the fair market value at dates of grant. A summary of stock option activity for fiscal years 1995 and 1994 follows:

                                                 Number of       Option Price
                                                  Shares           Per Share
                                                  ------           ---------
        September 30, 1993                        415,000       $10.00 - 12.25
          Granted                                  45,000        10.00 - 10.75
          Terminated                               (5,000)               12.25
                                                  -------       --------------
        September 30, 1994                        455,000       $10.00 - 10.75
          Granted                                  25,000                 6.50
                                                  -------       --------------
        September 30, 1995                        480,000       $ 6.50 - 10.75
                                                  =======       ==============

Note N - Employee Benefit Plans

The Company maintains and administers a money purchase pension plan and a profit sharing plan for substantially all of its employees other than those covered by collective bargaining agreements or compensated solely on a commission basis. The benefits accruing under these plans are funded by contributions made by the Company and earnings thereon. Under the money purchase pension plan, the Company contributes in each year an amount equal to 4% of each participant's earnings up to the Social Security taxable wage tax base for the year and an additional amount equal to 8% of each participant's earnings in excess of the taxable wage base. Under the profit sharing plan, the Company contributes an annual amount determined at the discretion of the Company's Board of Directors.

The Company also participates in multi-employer plans which provide defined benefits to employees covered by collective bargaining agreements.

Expenses related to these plans were as follows:

                                                                  Year Ended September 30,
                                                           ------------------------------------
                                                           1995            1994            1993
                                                           ----            ----            ----
        Money purchase pension plan                     $  529,000      $  495,000      $  462,000
        Profit sharing plan                                367,000         374,000         315,000
        Multi-employer plans                               451,000         432,000         361,000
                                                        ----------      ----------      ----------
                                                        $1,347,000      $1,301,000      $1,138,000
                                                        ==========      ==========      ==========


Note O - Subsequent Event

Effective December 1, 1995, the Company exercised its option to repurchase shares of preferred stock of Tri-Line, a subsidiary of the Company, issued in connection with the acquisition in 1992. The purchase price was $900,000, representing the book value of such shares (which were included in other liabilities in the Company's Consolidated Balance Sheets).

                                    PART III

The information required to be included herein has been incorporated herein by reference to the Registrant's proxy statement relating to the Annual Meeting of Stockholders scheduled to be held in 1996.

                                    PART IV

ITEM 14.        EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) The response to this portion of Item 14 is submitted as a separate section of this report commencing on page 12.

(a) (2) Financial Statement Schedules

        Schedule II      Valuation and qualifying accounts and reserves


Other schedules are omitted because of the absence of conditions under which they are required.

(a) (3) Exhibits. The exhibits are listed on the Index to Exhibits appearing below.

(b) Reports on Form 8-K: No reports on Form 8-K were filed during the fourth quarter of fiscal 1995.

(c)     Exhibits (numbered in accordance with Item 601 of Regulation S-K).

Exhibit
Number    Description and Method of Filing
------    --------------------------------
  3(a)    Certificate of Incorporation of the Registrant (1)
  3(b)    By-Laws of the Registrant (1)
  10(a)   Stock Option Plan of the Registrant (1)
  10(b)   Amendment No. 1 to Stock Option Plan of the Registrant (2)
  10(c)   Profit Sharing Plan of Packaging Coordinators, Inc. (1)
  10(d)   Profit Sharing Trust Agreement of Packaging Coordinators, Inc. (1)
  10(e)   Money Purchase Pension Plan of Packaging Coordinators, Inc. (1)
  10(f)   Money Purchase Pension Plan Trust of Packaging Coordinators Inc. (1)
  10(g)   Services Agreement, dated September 20, 1991, between the Registrant and
          MEDIQ Incorporated (1)
  10(h)   Tax Allocation/Sharing Agreement, dated September 20, 1991, between the Registrant and MEDIQ Incorporated (1)
  10(i)   Registration Rights  Agreement,  dated September 20, 1991,  between the
          Registrant,  MEDIQ incorporated  and  MEDIQ  Investment  Services,  Inc. (1)
  10(j)   Lease  dated November 20, 1990 between  Packaging  Coordinators,  Inc. and D.D.  Williamson
          (PR),  Ltd. (1)
  10(k)   Reimbursement  Agreement,  dated  September  27, 1991, between  Packaging
          Coordinators,  Inc. and MEDIQ  Incorporated (1)
  10(l)   Real Estate Agreement,  dated September 27, 1991,  between Packaging  Coordinators,
          Inc. and MEDIQ  Incorporated (1)
  10(m)   Annual Incentive  Compensation Plan (1)
  10(n)   Employment   Agreement   dated  August  27,  1991  between   Packaging
          Coordinators, Inc. and Daniel F. Gerner (1)



Exhibit
Number    Description and Method of Filing
------    --------------------------------
  10(o)   Letter  Agreement  dated July 22, 1992 between  Packaging  Coordinators,
          Inc.  and  McNeil  Consumer  Products  Company  (1)
  10(p)   Insurance  Program Agreement  dated  October  1, 1991 by and  between  the
          Registrant  and MEDIQ Incorporated (1)
  10(q)   English translation of Share Purchase Agreement,  dated as of November 30, 1993 (3)
  10(r)   English  translation  of Letter  Agreement, dated  December  4, 1992, amending  the Share  Purchase  Agreement  (3)
  10(s)   English  translation of Agreement,  dated August 1994, between the Company and the Hofliger family (4)
  10(t)   English  translations  of Share  Transfer  Agreement  and  Real  Estate
          Purchase Agreement,  dated October 20, 1994, between Allpack,  Raimund Merkel,
          Renate-Hasenohr-Merkel  and KR-Verpackung Gmbh (4)
  10(u)   Loan Agreement, dated January  23,  1986,  between  MEDIQ and  Fidelity  Bank (4)
  10(v)   Amendment, Assignment,  Assumption and Release Agreement,  dated as of February 25, 1994, among MEDIQ,  Packaging  Coordinators,  Inc. and First Fidelity Bank, National
          Association (4)
  10(w)   Mortgage Modification and Assumption Agreement, dated as of February 25,  1994, among MEDIQ,  Packaging  Coordinators,  Inc. and First Fidelity Bank, National  Association (4)
  10(x)   Amended and Restated Promissory Note, dated February 25, 1994 in the principal amount of $2,490,000(4)
  10(y)   Loan Agreement,  dated as of August 30, 1994,  between the Company,  Packaging
          Coordinators,  Inc., PCI of Virginia,  Inc.,  PCI/Delvco,  Inc.,  PCI/Tri-Line
          (USA),  Inc. and Meridian Bank (4)
  10(z)   Revolving  Credit Note,  dated August 30, 1994,  in the principal  amount of  $5,000,000  (4)
  10(aa)  First Term Loan Note,  dated August 30, 1994, in the principal amount of $7,500,000 (4)
  10(bb)  Second Term Loan Note,  dated  August 30,  1994,  in the  principal  amount of
          $983,250 (4)
  10(cc)  Agreement of Sale, dated July 28, 1994, between Interco, Incorporated and Packaging
          Coordinators, Inc., as amended on September 19, 1994 (4)
  10(dd)  Acquisition Agreement,  dated September 19, 1994, between PIDC Financing  Corporation and Packaging  Coordinators,  Inc. (4)
  10(ee)  English Language  Translation  of Loan  Agreement,  dated  February 22, 1995,  between
          Allpack  Industrielle  Lohnverpackung  GmbH and Waiblingen  District Sparkasse
          Savings Bank (5)
  21      Subsidiaries of the Registrant (5)
  23      Consent of Deloitte & Touche LLP, Independent Certified Public Accountants (5)

 (1)     Incorporated by reference to Registration Statement on Form S-1 filed September 25, 1991 as amended.
 (2)     Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended September 30, 1992.
 (3)     Incorporated by reference to Current Report on Form 8-K, dated December 4, 1992.
 (4)     Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended September 30,  1994.
 (5)     Filed herewith.


                                   SIGNATURES


     Pursuant to requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  December 11, 1995               PCI SERVICES, INC.



                                        By:/s/ Richard S. Sauter
                                           -----------------------------------
                                           Richard S. Sauter
                                           Chief Executive Officer


                                        By:/s/ Michael F. Sandler
                                           -----------------------------------
                                           Michael F. Sandler
                                           Vice President and Chief Financial
                                           Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, which include at least a majority of the Board of Directors on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                         Title                    Date
---------                         -----                    ----

/s/ Bernard J. Korman             Chairman of the Board    December 11, 1995
-------------------------
Bernard J. Korman                 of Directors


/s/ Richard S. Sauter             Vice Chairman of the     December 11, 1995
-------------------------
Richard S. Sauter                 Board of Directors and
                                  Chief Executive Officer


/s/ Lawrence Chimerine            Director                 December 11, 1995
-------------------------
Lawrence Chimerine


/s/ Herbert Lotman                Director                 December 11, 1995
-------------------------
Herbert Lotman


/s/ Robert Purcell                Director                 December 11, 1995
-------------------------
Robert Purcell


/s/ Theodore H. Seidenberg        Director                 December 11, 1995
-------------------------
Theodore H. Seidenberg

                      PCI SERVICES, INC. AND SUBSIDIARIES

                                  SCHEDULE II

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                 YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
                                 (in thousands)

--------------------------------------------------------------------------------------------------------------------------


        COL. A                                     COL. B               COL. C              COL. D            COL. E
--------------------------------------------------------------------------------------------------------------------------
                                                                         Additions
        Description                                 Balance at          Charged to                           Balance
                                                    Beginning           Costs and           (1)               at End
                                                    of Period            Expenses         Deductions         of Period
--------------------------------------------------------------------------------------------------------------------------
Year ended September 30, 1995
-----------------------------
        Allowance for doubtful accounts                $103               $121                $(13)            $211
                                                       ====               ====                ====             ====

Year ended September 30, 1994
-----------------------------
        Allowance for doubtful accounts                $ 76               $ 27                $ --             $103
                                                       ====               ====                ====             ====

Year ended September 30, 1993
-----------------------------
        Allowance for doubtful accounts                $139               $ 30                $(93)            $ 76
                                                       ====               ====                ====             ====

----------
(1) Represents accounts directly written-off net of recoveries